Exhibit 14

Code of Business Conduct and Ethics

Introduction

This Code of Business Conduct and Ethics (this “Code”) applies to Pilgrim’s Pride Corporation and its consolidated subsidiaries (collectively, the “Company”).

We expect the Company’s employees and officers (“employees”) and members of its Board of Directors (“directors”) to use sound judgment to help us maintain appropriate compliance procedures and to carry out our business with honesty and in compliance with laws and high ethical standards. Each employee and director is expected to read this Code and demonstrate personal commitment to the standards set forth in this Code. Employees and directors who do not comply with the standards set forth in this Code may be subject to discipline in light of the nature of the violation, including termination of employment.

Any questions about this Code or the appropriate course of conduct in a particular situation should be directed to the Company’s Corporate Counsel. Any evidence of improper conduct, violations of laws, rules, regulations or this Code should be reported immediately. The Company will not allow retaliation against an employee or director for such a report made in good faith.

Any waiver of the provisions of this Code for executive officers or directors of the Company may be made only by our Board of Directors or a committee thereof and must be promptly disclosed to our stockholders.

This Code is not a contract and is not intended as a detailed guide for all situations you may face. You are also expected to comply with our Partner Handbook, Policy and Procedures Manual and other workplace rules we may from time to time communicate, all of which supplement this Code.

Responsibilities

I.	Compliance with Laws, Rules and Regulations

All employees and directors must respect and obey all laws applicable to our business, including state and local laws in the areas in which the Company operates. Any questions as to the applicability of any law should be directed to the Company’s Corporate Counsel.

II.	Insider Trading

The Company has a securities trading policy and all employees and directors must abide by its terms. This policy, among other things, provides that employees and directors may not buy or sell shares of the Company when they are in possession of material, non-public information. They also are prohibited from passing on such information to others who might make an investment decision based thereon. Employees and directors also may not trade in stocks of other companies about which they learn material, non-public information through the course of their employment or service. Any questions as to whether information is material or has been adequately disclosed should be directed to the Company’s Corporate Counsel.

III.	Conflicts of interest

A conflict of interest occurs when the private interest of an employee or director interferes—or appears to interfere—with the interests of the Company as a whole. Conflicts of interest can occur when an employee or director takes action or has interests that could reasonably be expected to make it difficult to make objective decisions on behalf of the Company or to perform his or her duties objectively and effectively. Conflicts of interest also arise when an employee or director, or a member of his or her family, receives improper personal benefits as a result of his or her position with the company.

Except as pre-approved by our Audit Committee, transactions that involve a conflict of interest are prohibited as a matter of corporate policy. Any employee or director who becomes aware of a conflict or potential conflict, or who has a question about whether a conflict exists, should bring it to the attention of the Company’s Corporate Counsel.

IV.	Corporate Opportunities

Employees and directors are prohibited from (a) taking for themselves personally any opportunities that arise through the use of corporate property, information or position, (b) using corporate property, information or position for personal gain, and (c) directly or indirectly competing with the Company. Employees and directors owe a duty to the Company to advance the Company’s legitimate interests when the opportunity to do so arises.

V.	Confidentiality

Employees and directors should maintain the confidentiality of information entrusted to them by the Company or its customers and suppliers that is not known to the general public, except when disclosure is authorized or legally mandated. “Confidential information” includes all non-public information that might be of use to competitors, or harmful to the company or its customers, if disclosed. This obligation to protect confidential information does not cease when an employee or director leaves the Company. Any questions about whether information is confidential should be directed to the Company’s Corporate Counsel.

VI.	Fair Dealing

Each employee and director shall endeavor to deal fairly with the our stockholders, competitors, suppliers, customers and employees. No employee or director shall take unfair advantage of any other person through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair practice.

VII.	Protection and Proper Use of the Company’s Assets

All employees and directors have a duty to protect the Company’s assets and ensure the assets’ efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. The Company’s assets should be used only for legitimate business purposes and employees and directors should take measures to ensure against their theft, damage or misuse. These assets include intellectual property such as trademarks, business and marketing plans, salary information and any unpublished financial data and reports. Any unauthorized use or distribution of this information is a violation of this Code.

VIII.	Accuracy of Records and Reporting

All of the Company’s books, records, accounts and financial statements must be maintained in reasonable detail, must appropriately reflect the matters to which they relate and must conform both to applicable legal requirements and to the Company’s system of internal controls. The making of false or misleading records or documentation is strictly prohibited. The Company complies with all laws and regulations regarding the preservation of records. Records should be retained or destroyed only in accordance with the Company’s document retention policies. Any questions about these policies should be directed to the Company’s Corporate Counsel.

IX.	Disclosure Controls and Procedures

We are required by SEC rules to maintain effective “disclosure controls and procedures” so that financial and non-financial information we are required to report to the SEC is timely and accurately reported both to our senior management and in the filings we make. All employees are expected, within the scope of their employment duties, to support the effectiveness of our disclosure controls and procedures. To that end, it is our policy to promote the full, fair, accurate, timely and understandable disclosure in reports and documents that we file or furnish with the SEC and otherwise communicate to the public.

X.	Interaction with Public Officials

When dealing with public officials, employees and directors must avoid any activity that is or appears illegal or unethical. The giving of gifts, including meals, entertainment, transportation and lodging, to government officials in the various branches of U.S. government, as well as state and local governments, is restricted by law. Employees and directors must obtain pre-approval from the Company’s Corporate Counsel before providing anything of value to a government official or employee. The foregoing does not apply to personal lawful political contributions.

In addition, the U.S. Foreign Corrupt Practices Act prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. Illegal payments to government officials of any country are strictly prohibited.

Compliance

We understand that no code or policy can address every scenario or answer every question. To ensure that all employees and directors can obtain prompt answers to their questions and inquiries, we have implemented the following policies and procedures.

I.	Corporate Counsel

The Company’s Corporate Counsel has been designated with responsibility for overseeing and monitoring compliance with this Code. This officer makes periodic reports to the Company’s Audit Committee regarding the implementation and effectiveness of this Code as well as the Company’s policies and procedures to ensure compliance with this Code.

The Company’s Corporate Counsel may be reached at (903) 855-4882 or CorporateCounsel@pilgrimspride.com. If you wish to communicate any matter anonymously, we will maintain the confidentiality of your communication to the extent possible under applicable laws. Communications intended to be confidential should be mailed in writing without indicating your name or address to Pilgrim’s Pride Corporation, Attention: Corporate Counsel. or you may call the Company’s Pride Line at (888)-536-1510.

II.	Reporting Violations

All employees are encouraged to speak with their supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation. In most instances, employees and directors should bring any questions regarding this Code to the attention of the Company’s Corporate Counsel.

We encourage all employees to promptly report any actual or apparent violations of this Code. The Company does not permit retaliation or discrimination of any kind against employees who reasonably believe there has been possible illegal or unethical conduct and who in good faith report these concerns to us. However, it is a violation of our policy for any employee to communicate a report claiming illegal or unethical conduct which the employee knows to be false.

III.	Investigations

Reported violations will be promptly investigated. The person reporting the violation should not conduct an investigation on his or her own. However, employees and directors are expected to cooperate fully with any investigation made by the Company or any of its representatives.

IV.	Accountability

Employees and directors who violate this Code may be subject to disciplinary action, including termination of employment. Knowledge of a violation and failure to promptly report or correct the violation may also subject an employee or director to disciplinary action. Some violations of this Code are illegal and may subject the employee or director to civil and criminal liability.